SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

MATERIAL FACT

TIM Participações SA ("Company") (BM&FBOVESPA: TIMP3; NYSE: TSU), pursuant to Article 6, paragraph one, of CVM instruction 358/02, and in light of recent trading volume and share price fluctuations above historical levels, informs its shareholders and the market in general that the Company believes that such fluctuations might be related to the Material Fact released by Oi S.A. In this regard, the Company presents below the transcript of Telecom Italia SpA’s press release on the matter.

Rio de Janeiro, August 27, 2014.

TIM Participações
Rogerio Tostes
Investor Relations Officer

PRESS RELEASE

TELECOM ITALIA: COMPLETELY EXTRANEOUS TO THE OI INITIATIVE

Milan, 27 August 2014

Telecom Italia S.p.A. reports that its Board of Directors, during today's proceedings, has acknowledged the press release with which the company OI S.A. declared it has signed a contract with the Bank BTG Pactual to “to review alternatives with the purpose of enabling a viable proposal for the acquisition of the shares of TIM Participações S.A. indirectly held by Telecom Italia SpA”.

The Company, in confirming that TIM Brasil is a strategic asset on which it is committed to concentrating important investment and growth prospects, specifies it is completely extraneous to the OI S.A initiative about which it knows nothing.

Telecom Italia
Press Office
+39 06 3688 2610

Telecom Italia
Investor Relations
+39 02 8595 4131

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 27, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.